

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 7, 2007

Mr. Pavi Binning, Finance Director
Hanson PLC
1 Grosvenor Place
London SW1X 7JH
England

> **Re: Hanson PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 333-109672**

Dear Mr. Binning:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief